

Mail Stop 4561

October 24, 2016

Frank Gibeau
Chief Executive Officer
Zynga, Inc.
699 Eighth Street
San Francisco, CA 94103

     Re: **Zynga, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 19, 2016
              Form 8-K
              Furnished on August 4, 2016
              File No. 001-35375

Dear Mr. Gibeau:

We have reviewed your October 4, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 45

1. We note your response to prior comment 1. We believe your non-GAAP presentation that includes the change in deferred revenue substitutes individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your

presentation in light of the new guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services